Delisting Determination,The Nasdaq Stock Market, LLC,
August 1, 2019, The Peck Company, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the warrant of The Peck Company, Inc.
(the Company), effective at the opening of the trading session on August 12, 2019. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2.
The Company was notified of the Staffs determination on March 4, 2019. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated
April 24, 2019, granting the Company continued listing and notified the Company that trading in the Companys warrant would be suspended on July 16, 2019.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Companys warrant became final on July 16, 2019.